

January 15, 2015

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

      Re: Las Vegas Railway Express, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed December 23, 2014
              Response dated January 8, 2015
              File No. 000-54648

Dear Mr. Cosio-Barron:

We have reviewed your response letter dated January 8, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2

Purposes and Effects of Proposal 2

1. We note your response to comment 3 of our letter dated December 30, 2014. Please revise to provide the number of shares of common stock that you will be required to issue upon the conversion of the convertible notes and other agreements you have listed.

2. We note your response to comment 4 of our letter dated December 30, 2014. We are unable to agree with your position that no further disclosure is required pursuant to Note A to Schedule 14A. It appears that the proposal to increase the amount of common stock that you are authorized to issue is related to the issuance of the convertible notes and warrants that you listed in your response to comment 3 of our letter dated December 30,

2014. Therefore, please revise to include the information required by Item 13 of Schedule 14A or provide your analysis as to why this information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via Email
        Scott Linsky
        Lucosky Brookman LLP